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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                            SENIOR INCOME FUND L.P.
                            (NAME OF SUBJECT ISSUER)

                                  LAVRA, INC.
                           ARV ASSISTED LIVING, INC.
                                   (BIDDERS)

        UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   820930105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                GARY L. DAVIDSON
                             CHAIRMAN OF THE BOARD
                           ARV ASSISTED LIVING, INC.
                            245 FISCHER AVENUE, D-1
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 751-7400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:
                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                            VINCENT D. LOWDER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200
                            ------------------------

                           CALCULATION OF FILING FEE


TRANSACTION VALUATION*: $16,003,163                 AMOUNT OF FILING FEE: $3,201


---------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 2,462,025 units representing assignments of limited partnership interests (the "Units") of the subject partnership for $6.50 per Unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount Previously Paid:    $3,072             Filing Party:  ARV Assisted Living, Inc.
Form or Registration No.:  Schedule 14D-1     Date Filed:    November 8, 1996


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                      Index to Exhibits Located at Page 6

                                     14D-1

CUSIP No. 820930105


---------------------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARV Assisted Living, Inc.
         33-0160968
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                   (a) [ ]
                                                                                   (b) [ ]
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   3.    SEC USE ONLY
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   4.    SOURCES OF FUNDS

         WC, BK
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   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                                          [ ]
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   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         California
---------------------------------------------------------------------------------------------
   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,225 Units, which number includes 32,275 Units held of record by LAVRA, Inc.
         LAVRA, Inc. has contracts to purchase an additional 9,100 Units.
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   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                                [ ]
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   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 1%.
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  10.    TYPE OF REPORTING PERSON

         CO
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

                                     14D-1

CUSIP No. 820930105


---------------------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LAVRA, Inc.
         33-0650949
---------------------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                              (a) [ ]
                                                                              (b) [ ]
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   3.    SEC USE ONLY
---------------------------------------------------------------------------------------------
   4.    SOURCES OF FUNDS

         AF
---------------------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                                     [ ]
---------------------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------------------------------------
   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,275 Units. Reporting person has contracts to purchase an additional 9,100 Units.
---------------------------------------------------------------------------------------------
   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                           [ ]
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   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Less than 1%
---------------------------------------------------------------------------------------------
  10.    TYPE OF REPORTING PERSON

         CO
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



                       AMENDMENT NO. 1 TO SCHEDULE 14D-1



     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 8, 1996 by LAVRA, Inc., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV") (the "Schedule 14D-1"), to increase the number of units sought, to increase the purchase price, and to extend the expiration date. As amended, this statement relates to the offer by the Purchaser to purchase up to 2,462,025 of the units representing assignments of limited partnership interests (the "Units") of Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $6.50 per Unit, less the amount of Distributions (as defined in the Offer to Purchase dated November 8, 1996), if any, made by the Partnership from November 8, 1996, the date the Offer, to the date on which the Purchaser purchases the tendered Units, except for a distribution of $0.075 per Unit made for the quarter ended September 30, 1996, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase"), including by the Notice of Increase and Supplement to Offer to Purchase dated November 25, 1996 (the "Supplement"), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase and the Supplement, constitutes the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning given to them in the Schedule 14D-1 and the Offer to Purchase. The following items are amended as follows:

ITEM 1.  SECURITY AND SUBJECT COMPANY.


     Item 1(b) is hereby amended by adding the following:



          Reference is hereby made to the information set forth in the cover page and in the "Introduction" of the Supplement, attached hereto as
     Exhibit 99.7, which is incorporated herein by reference.



ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     Item 4(a) is hereby amended by adding the following:



          Reference is hereby made to the information set forth in "Certain Additional Information Concerning the Purchaser and ARV" of the Supplement, attached hereto as Exhibit 99.7, which is incorporated herein by reference. A portion of the funds used to purchase Units may be derived from ARV's existing line of credit maintained on customary terms and in the normal course of business.



ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     Item 6(a) is hereby amended by adding the following:



          Reference is made to the information set forth in "Certain Additional Information Concerning the Purchaser and ARV" of the Supplement, attached hereto as Exhibit 99.7, which is incorporated herein by reference.


ITEM 10.  ADDITIONAL INFORMATION.


     Item 10(f) is hereby amended by adding the following:



        Reference is specifically made to the entire text of the Supplement, attached hereto as Exhibit 99.7, and the revised Letter of Transmittal attached hereto as Exhibit 99.8, which are incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     Item 11 is hereby amended by deleting Exhibit 99.6 (Letter to Unitholders, dated November 8, 1996), which was not distributed, and by adding the following, which are attached hereto as exhibits:



     99.6  Deleted



     99.7 Notice of Increase and Supplement to Offer to Purchase, dated November 25, 1996.



     99.8  Revised Letter of Transmittal



     99.9  Press Release dated November 25, 1996.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1996


                                          LAVRA, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                          ARV ASSISTED LIVING, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                 EXHIBIT INDEX


EXHIBIT NO.                                          DESCRIPTION
-----------         ------------------------------------------------------------------------------
    99.6        --  Deleted
    99.7        --  Notice of Increase and Supplement to Offer to Purchase, dated November 25,
                    1996
    99.8        --  Revised Letter of Transmittal
    99.9        --  Press Release, dated November 25, 1996